April 15, 2025

Stephen Williamson
Chief Financial Officer
Thermo Fisher Scientific Inc.
168 Third Avenue
Waltham , Massachusetts 02451

       Re: Thermo Fisher Scientific Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           File No. 001-08002
Dear Stephen Williamson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services